

16014003

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SEC FILE NUMBER
8-22821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 WEST 200 SOUTH, SUITE 202
(No. And Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK FERGUSON (801) 364-6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100	Logan	Utah	84321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



NOTARY PUBLIC
ABIGAIL HERNANDEZ
Commission No. 682822
Commission Expires
APRIL 07, 2019
STATE OF UTAH

Signature

Pres

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statements of Financial Condition.
- ☑ (c) Statements of Operations.
- ☐ (d) Statements of Changes of Financial Condition.
- ☑ (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


JONES
SIMKINS

Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ACAP Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACAP Financial, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 25, 2016

conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 25, 2016

ACAP FINANCIAL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
Assets		
Cash	$ 383,243	328,653
Receivables	94,515	187,760
Deposits with clearing organizations	50,000	100,000
Furniture and equipment, at cost,		
Less accumulated depreciation of $68,447 and $68,447	-	-
Total Assets	$ 527,758	616,413
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$ 156,872	181,062
Trading deposits from sales representatives	5,000	15,000
Dividend payable	55,000	-
Total Liabilities	216,872	196,062
Commitments, Contingencies, and Guarantees		
Subordinated borrowings	-	100,000
Stockholder's Equity		
Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding	500	500
Additional paid-in capital	999,500	999,500
Accumulated deficit	(689,114)	(679,649)
Total Stockholder's Equity	310,886	320,351
Total Liabilities and Stockholder's Equity	$ 527,758	616,413

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Commissions	$ 744,386	2,387,096
Ticket charges	190,294	205,905
Other income	88,200	57,639
Interest income	38	75
Realized and unrealized losses, net	-	(1,875)
Total Revenues	1,022,918	2,648,840
Expenses:		
Employee compensation and benefits	640,966	1,987,108
Regulatory and clearing fees	172,409	207,988
Other general and administrative expenses	84,595	101,171
Communications and data processing	9,413	8,683
Total Expenses	907,383	2,304,950
Net Income	$ 115,535	343,890

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2014	50,000	$ 500	$ 999,500	$ (723,539)	$ 276,461
Dividends	-	-	-	(300,000)	(300,000)
Net income	-	-	-	343,890	343,890
Balance, December 31, 2014	50,000	500	999,500	(679,649)	320,351
Dividends	-	-	-	(125,000)	(125,000)
Net income	-	-	-	115,535	115,535
Balance, December 31, 2015	50,000	$ 500	$ 999,500	$ (689,114)	$ 310,886

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Years Ended December 31, 2015 and 2014

Subordinated borrowings at January 1, 2014	$	100,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2014		100,000
Increases		-
Decreases		(100,000)
Subordinated borrowings at December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities:		
Net Income	$ 115,535	343,890
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	-	429
(Increase) decrease in:		
Securities owned	-	25,000
Receivables	93,245	(41,154)
Deposit with clearing organizations	50,000	50,000
Deposits	-	1,205
Increase (decrease) in:		
Accounts payable and accrued liabilities	(24,190)	37,935
Trading deposits from sales representatives	(10,000)	(15,000)
Net Cash Provided by Operating Activities	224,590	402,305
Cash Flows From Investing Activities:	-	-
Cash Flows From Financing Activities:		
Payments on subordinated borrowings	(100,000)	-
Dividends paid	(70,000)	(300,000)
Net Cash Used in Financing Activities	(170,000)	(300,000)
Net Increase in Cash	54,590	102,305
Cash, Beginning of Year	328,653	226,348
Cash, End of Year	$ 383,243	328,653

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACAP Financial, Inc. (the Company) is a securities broker-dealer located in Salt Lake City, Utah dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Security trades are made with both customers and other security brokers and dealers located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains/losses, determined using specific identification method, are included in operations. The securities owned were sold during 2014.

Receivables

Receivables are recorded on a trade date basis, which is the day each transaction is executed.

Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Furniture and Equipment

Items capitalized as furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of five to seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in securities and these transactions are recorded on the trade date, as if they had settled. Commissions earned on securities transactions and related expenses are also recorded on a trade-date basis.

Income Taxes

The Company, with the consent of the stockholder, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholder reports the entire corporate taxable income on his individual tax returns.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Tax years 2012, 2013, and 2014 remain open to examination by the U.S. Internal Revenue Service and by state taxing authorities.

Cash Flows

For the purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Management Estimates in Preparation of the Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable consist of the following:

	2015	2014
Receivable from shareholder	$ 87,238	$ 159,185
Broker receivable	7,277	-
Commission Receivable	-	19,500
Receivable from sales representatives	-	9,075
	$ 94,515	$ 187,760

Payables consist of the following:

	2015	2014
Accounts Payable	$ 113,450	$ 149,589
Payroll and taxes payable	43,422	31,473
	$ 156,872	$ 181,062

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014 (Continued)

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2015	2014
Furniture and office equipment	$ 68,447	$ 68,447
Less accumulated depreciation	(68,447)	(68,447)
	$ -	$ -

NOTE 4 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through one broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statements amounts related to these clearing arrangements are netted into a single account called Deposits with Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $50,000 at all times ($100,000 required in 2014). Any amounts in excess of this minimum deposit are considered receivables.

NOTE 5 SUBORDINATED BORROWINGS

The Company had a non-interest bearing subordinated demand payable to a shareholder in the amount of $100,000 as of December 31, 2014. In 2015, this shareholder payable was retired.

NOTE 6 SUPPLEMENTAL CASH FLOW INFORMATION

At December 31, 2015 dividends declared, but unpaid, were $55,000. During the years ended December 31, 2015 and 2014, the Company paid no interest.

NOTE 7 COMMITMENTS AND CONTINGENCIES

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $216,371, which was $116,371 in excess of its required net capital of $100,000. At December 31, 2015, the Company's net capital ratio was 1 to 1.

NOTE 9 SUBSEQUENT EVENTS

The Company evaluated its December 31, 2015 financial statements for subsequent events through the date the financials were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule 1

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL
December 31, 2015

NET CAPITAL:		
Total ownership equity from Statement of Financial Condition	$	310,886
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		310,886
Additions for subordinated borrowings and other credits		-
Total capital and allowable subordinated borrowings		310,886
Deductions for non-allowable assets		(94,515)
Net capital before haircuts on securities positions		216,371
Haircuts on securities (computed, where applicable,		-
Net Capital	$	216,371
AGGREGATE INDEBTEDNESS		
Total liabilities from the Statement of Financial Condition	$	216,872
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	116,371
Excess net capital at 1000%	$	96,371
Ratio of aggregate indebtedness to net capital		1 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	216,369
Reconciling item - rounding difference		2
Net capital per above	$	216,371

Schedule 2

ACAP FINANCIAL INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

ACAP FINANCIAL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.


JONES
SIMKINS
Certified Public Accountants

www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
ACAP Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACAP Financial, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 25, 2016

ACAP FINANCIAL INC.
DISCOUNT BROKERAGE • STOCK TRADING • INVESTMENT BANKING
MEMBERS NASD • SIPC

Exemption Report

ACAP Financial, Inc. (The Company) is exempt from 17 C.F.R. 240.15c3-3 per provision (2) (ii) of 17 C.F.R. 240.15c3-3(k). The Company, as an introducing broker and dealer, clears all transactions for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.



Kirk Ferguson
ACAP Financial, Inc.

57 WEST 200 SOUTH • AMERICAN PLAZA II • STE 202 • SALT LAKE CITY • UTAH 84101
TELE. 801-364-6650 • TELEFAX 801-364-6657



Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
ACAP Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ACAP Financial, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check numbers 2137 and 2203), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 25, 2016

ACAP FINANCIAL INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2015 and 2014

ACAP FINANCIAL INC.
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